Algonquin Power & Utilities Corp. Announces 2020 Second Quarter and Year to Date Financial Results
OAKVILLE, Ontario - August 13, 2020 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the second quarter ended June 30, 2020. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“APUC’s Regulated Services Group maintained safe reliable utility services to our customers amid the COVID-19 pandemic which reduced some volume related revenues in the quarter, while our Renewable Energy Group posted solid results unaffected by the pandemic,” said Arun Banskota, Chief Executive Officer of APUC.  “We continue to execute on our 5-year $9.2 billion capital program and are making good progress on projects under construction. We are also pleased that in line with our ESG commitment and our commercial and industrial growth strategy, we have reached a framework agreement with Chevron where APUC will seek to develop, build and operate renewable energy solutions taking advantage of Chevron’s global operations to reduce their carbon footprint over the next several years.”
Q2 2020 Financial Highlights

•	Revenues of $343.6 million, consistent with the previous year;

•	Adjusted EBITDA[1] of $176.3 million, compared to $190.0 million in 2019;

•	Adjusted Net Earnings[1] of $47.4 million, compared to $54.5 million in 2019; and,

•	Adjusted Net Earnings[1] per share of $0.09, compared to $0.11 in 2019.
Key Financial Information

All amounts in U.S. $ millions except per share information	Quarter ended June 30			Six months ended June 30
	2020	2019	Change	2020	2019	Change
Revenue	343.6	343.6	—	808.5	820.8	(1)%
Net earnings attributable to shareholders	286.2	156.6	83%	222.4	243.0	(8)%
Per share	0.54	0.31	74%	0.41	0.49	(16)%
Cash provided by operating activities	142.9	133.6	7%	209.8	255.7	(18)%
Adjusted Net Earnings[1]	47.4	54.5	(13)%	150.7	148.6	1%
Per share	0.09	0.11	(18)%	0.28	0.29	(3)%
Adjusted EBITDA[1]	176.3	190.0	(7)%	418.5	421.5	(1)%
Adjusted Funds from Operations[1]	93.4	127.2	(27)%	272.9	301.2	(9)%
Dividends per share	0.1551	0.1410	10%	0.2961	0.2692	10%
Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.
Impact of COVID-19 on Quarterly Operating Results

•
The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers. Primarily as a result of the decreased demand, total Divisional Operating Profit (see “Non-GAAP Financial Measures”) of the Regulated Services Group for the three months ended June 30, 2020, has decreased by approximately

$9.6 million as compared to the same period the prior year. This represents a reduction of approximately $0.01 on Adjusted Net Earnings per share during the three months ended June 30, 2020. For the three months ended June 30, 2020, the Renewable Energy Group's results were not adversely impacted by the pandemic, due to a largely contracted and diversified generation fleet.
APUC Business Highlights

•
Common Equity Financing - APUC has now satisfied all of its equity needs for 2020 and into 2021 through the issuance of approximately 57.5 million of its common shares subsequent to the quarter at a price of C$17.10 per share (the "Offering") to a syndicate of underwriters and an institutional investor for gross proceeds of approximately $724 million (C$982.7 million) and approximately 8.7 million of its common shares during the quarter under its at-the-market ("ATM") equity program at an average price of $13.92 (C$18.96) per common share for total proceeds of approximately $120.6 million. The combined gross proceeds of both the Offering and the issuances pursuant to the ATM program were approximately $845 million. The proceeds are expected to be used to partially finance APUC's previously announced renewable development growth projects and for general corporate purposes. APUC has suspended further sales under its ATM program for the balance of 2020.

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Renewable Energy Development Framework Agreement - On July 30, 2020, Chevron U.S.A Inc. ("Chevron") and APUC announced an agreement seeking to co-develop renewable power projects that will provide electricity to strategic assets across Chevron’s global portfolio. Under the four-year agreement, Chevron plans to generate more than 500 MW of its existing and future electricity demand from renewable sources. Initial renewable power projects are expected to be sited on Chevron land and construction is planned to start in 2021. The projects will be focused on powering Chevron’s operations in the U.S. Permian Basin (Texas and New Mexico), Argentina, Kazakhstan and Western Australia. Projects will be jointly owned and co-developed by both parties. APUC will lead the design, development, and construction of the projects. Chevron will purchase electricity from the jointly owned projects through power purchase agreements.

•
Missouri Water Acquisition - In November 2019, Liberty Utilities (Missouri Water) LLC (“Missouri Water”), executed an asset purchase agreement with the City of Bolivar to acquire, control, manage, operate and maintain the water and sewer systems in Bolivar, Missouri, which serves approximately 9,000 water and wastewater connections. On June 2, 2020, the City of Bolivar residents voted to approve the transfer. The purchase price is approximately $23.5 million and closing of the acquisition is subject to review and approval of the Missouri Public Service Commission. This purchase is consistent with previous tuck-in acquisitions and highlights organic growth opportunities available to APUC.

Outlook

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2020 Guidance - The Company re-iterates its capital investment estimates for the 2020 fiscal year of between $1.3 billion and $1.75 billion. The Company also re-iterates its current Adjusted Net Earnings per share guidance of $0.65-$0.70 for the 2020 fiscal year, and will continue to monitor the impacts of COVID-19 and other factors on its 2020 Adjusted Net Earnings per share estimates throughout 2020. These estimates are based on, and should be read in conjunction with, the assumptions set out under “Outlook - 2020 Adjusted Net Earnings per Share Guidance” and “Forward-Looking Statements and Forward-Looking Information” in APUC’s Management Discussion & Analysis for the three and six months ended June 30, 2020, which will be available on SEDAR and EDGAR. Please also refer to “Caution Regarding Forward-Looking Information” and “Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures” at the end of this document.

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Cost Containment Strategies - In response to the unfavorable weather variance experienced in the first quarter of 2020 and impacts from COVID-19, the Company began implementing cost containment strategies that would not impact safe and reliable delivery of utility services to customers. For the three months ended June 30, 2020, APUC was able to achieve approximately $5.0 million in cost savings. The Company expects to achieve further expense reductions of approximately $10.0 million in the last six months of 2020.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 14, 2020 hosted by Chief Executive Officer, Arun Banskota and Chief Financial Officer, David Bronicheski. Also in attendance on the call will be Vice Chair, Chris Jarratt and Senior Vice President and Deputy Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, August 14, 2020
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20200814.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until August 28, 2020)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	4873
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, APUC is committed to providing secure, safe, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of electric generation, transmission, and distribution utility investments to approximately 807,000 connections in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.6 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:

Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to: expectations with respect to the timing and amounts of APUC's growth plans, earnings, cash flow and dividend amounts; expectations regarding the use of proceeds from equity financing; expectations regarding potential future projects with Chevron; expectations regarding APUC’s Adjusted Net Earnings per share for the 2020 fiscal year; and expectations and plans with respect to capital investments for the 2020 fiscal year; and expectations regarding future expense reductions. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC’s most recent annual and interim Management Discussion & Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit” are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit” are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit”; consequently, APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of "Adjusted Net Earnings", “Adjusted EBITDA”, "Adjusted Funds from Operations" and “Divisional Operating Profit”, including a reconciliation to the U.S. GAAP equivalent, where applicable, can be found in APUC’s Management Discussion & Analysis for the three and six months ended June 30, 2020.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Net earnings attributable to shareholders	$286.2	$156.6	$222.4	$243.0
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.0	7.6	8.4	15.2
Income tax expense	46.9	20.8	33.2	35.6
Interest expense	44.9	45.9	91.1	88.5
Other net losses [3]	26.9	5.8	27.8	8.4
Pension and post-employment non-service costs	3.6	3.7	7.0	5.0
Change in value of investments carried at fair value[2]	(309.9)	(121.4)	(119.1)	(115.6)
Gain on derivative financial instruments	(1.3)	(0.4)	(1.4)	(0.2)
Realized loss on energy derivative contracts	(0.6)	—	(0.7)	(0.2)
Loss (gain) on foreign exchange	—	1.5	(4.7)	0.9
Depreciation and amortization	75.6	69.9	154.5	140.9
Adjusted EBITDA	$176.3	$190.0	$418.5	$421.5

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and six months ended June 30, 2020 amounted to $17.3 million and $37.2 million as compared to $18.3 million and $37.0 million during the same period in 2019.

2	See Note 6 in the unaudited interim consolidated financial statements
3	See Note 16 in the unaudited interim consolidated financial statements

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions except per share information)	2020	2019	2020	2019
Net earnings attributable to shareholders	$286.2	$156.6	$222.4	$243.0
Add (deduct):
Gain on derivative financial instruments	(1.4)	(0.4)	(1.4)	(0.2)
Realized loss on energy derivative contracts	(0.6)	—	(0.7)	(0.2)
Other net losses [2]	26.9	5.8	27.8	8.4
Loss (gain) on foreign exchange	—	1.5	(4.7)	0.9
Change in value of investments carried at fair value[1]	(309.8)	(121.4)	(119.1)	(115.6)
Other non-recurring adjustments	—	—	1.0	—
Adjustment for taxes related to above	46.1	12.4	25.4	12.3
Adjusted Net Earnings	$47.4	$54.5	$150.7	$148.6
Adjusted Net Earnings per share	$0.09	$0.11	$0.28	$0.29

1	See Note 6 in the unaudited interim consolidated financial statements
2	See Note 16 in the unaudited interim consolidated financial statements
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended June 30		Six Months Ended June 30
(all dollar amounts in $ millions)	2020	2019	2020	2019
Cash flows from operating activities	$142.9	$133.6	$209.8	$255.7
Add (deduct):
Changes in non-cash operating items	(52.6)	(6.8)	56.6	39.5
Production based cash contributions from non-controlling interests	—	—	3.4	3.6
Acquisition-related costs	3.1	0.4	3.1	2.4
Adjusted Funds from Operations	$93.4	$127.2	$272.9	$301.2